Exhibit 99.1

Founder of Aurora Cannabis Terry Booth, Joins Akanda as Chair of Advisory Board

Proven Global Cannabis Executive Joins to Help Guide Akanda’s European Strategy

London, September 8, 2022: International cannabis company Akanda Corp. ("Akanda" or the “Company”) (NASDAQ: AKAN) today announced that Terry Booth, the founder of Aurora Cannabis Inc. (“Aurora Cannabis”) (NASDAQ: ACB) has joined Akanda as a Chair of Akanda’s newly formed Advisory Board.

Terry Booth was an original founder of Aurora Cannabis. He raised Aurora from its infancy into one of the world’s largest and fastest growing cannabis companies with a market cap over $16 billion, with a focus on providing high-quality medical and adult use cannabis, and spearheaded the development of the first in the world 100% EU GMP certified medical cannabis production facility in Mountain View County, Alberta. He has a deep knowledge of highly regulated environments and has assembled and led diverse and highly skilled team of experts from a broad range of disciplines to execute global cannabis business strategies. He has successfully made and integrated over 30 acquisitions and transactions in the last five years and has served as President/CEO of six other highly successful companies, such as Superior Safety Codes, which was recognized as one of Canada’s top 50 fastest-growing companies by Mclean Business magazine.

“Terry is an iconic figure in the regulated cannabis industry, having founded and led Aurora, he contributes his wide-range expertise to a of rapidly growing organizations around the globe,” commented Akanda’s CEO Tej Virk. “Having Terry on board as an advisor is a powerful validation of our strategy and our potential to lead the emerging cannabis market in Europe. I look forward to his guidance as we continue to build out our European seed to patient mode.”

“I believe that there is significant potential in Akanda, and I see similarities to it and when we were at Aurora in the stages before our explosive growth. Akanda stands out as one of the best positioned companies focused on the emerging European cannabis market, which makes joining Akanda as an advisor an easy decision for me,” commented Mr. Booth. “Not only does Akanda have terrific assets, including one of the larger EU GMP indoor facilities in the European Union, but it is blessed with a local team that knows the market well and has proven experience scaling medical cannabis operations in Europe. I am looking forward to advising Tej and the rest of the team in Europe.”

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. Akanda’s portfolio includes Holigen, a Portugal-based cultivator, manufacturer and distributor with a prized EU GMP certified indoor grow facility; CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK; and Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa. The Company’s seed-to-patient supply chain also includes partnerships with Cellen Life Sciences’ Leva Clinic, one of the first fully digital pain clinics in the UK, and Cansativa GmbH, a leading distributor of medical cannabis in Europe.

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Investor Contact

Matt Chesler, CFA

FNK IR

ir@akandacorp.com

Media Contact

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

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